

Investor Relations

Hagenholzstrasse 85
8050 Zürich

Telefon +41 58 858 87 87
Fax +41 58 858 80 09



Fax

To:	**File N° 82-4093**
Company:	Securities and Exchange Commission, Washington D.C. 20549
Fax number:	+1 202 772 92 07
From:	Beate Fuchs beate.fuchs@holcim.com
Date:	May 3, 2006 / BFU
Total pages:	2
Subject:	Media Release: **Further strengthening of strategic alliance in India - Merger of Ambuja Cement Eastern Ltd into Gujarat Ambuja Cements Ltd**

File N° 82-4093

Please find enclosed the above mentioned media release.

With best regards,

B. Fuchs

Beate Fuchs

Corporate Communications


Holcim

Holcim Ltd
Zürcherstrasse 156
CH-8645 Jona/Switzerland

Tel +41 58 858 87 10
Fax +41 58 858 87 19

May 3, 2006

File N° 82-4093

Media release

Further strengthening of strategic alliance in India: Merger of Ambuja Cement Eastern Ltd into Gujarat Ambuja Cements Ltd

The boards of Gujarat Ambuja Cements Ltd (GACL) and Ambuja Cement Eastern Ltd (ACEL) have decided to combine the two companies. Holcim-controlled ACEL will be merged into GACL. The companies share similar business and management cultures, as ACEL has been part of the GACL group in previous years. As a result of this transaction, Holcim's equity interest in GACL will increase to approximately 23 percent. The merger is subject to the approval of GACL and ACEL shareholders and the responsible authorities, and is expected to close before year-end 2006.

At the same time GACL has joined the shareholders agreement which is designed to transfer management of GACL to Holcim. Futhermore, three Holcim representatives have been elected to the board of GACL. These decisions follow the closure of a mandatory public offer to the shareholders of GACL. As expected, Holcim was tendered only 366,481 shares at a price of Rs 90.64 per share. Thus, Holcim's total investment in GACL amounts to USD 477 million.

The combined group GACL/ACEL has a cement capacity of 16 million tonnes. Together with ACC, Holcim therefore participates in 34 million tonnes in India. An additional 4 million tonnes will go on stream in the next 18 months. This positions Holcim as one of the market leaders in the dynamic growth market of India and in addition provides scope to further expand its network around the Indian Ocean.

****

Holcim is one of the world's leading suppliers of cement and aggregates (crushed stone, sand and gravel) as well as downstream activities such as ready-mix concrete and asphalt including services. The Group holds majority and minority interests in more than 70 countries on all continents.

****

This media release is also available in German.

****

Corporate Communications: Tel. +41 58 858 87 10
Investor Relations: Tel. +41 58 858 87 87

****

Internet: www.holcim.com